[CBRL GROUP, INC. LOGO]
Post Office Box 787
Lebanon, Tennessee
37088-0787
Phone 615.443.9869

Investor Contact: Lawrence E. White
Senior Vice President/Finance
         and Chief Financial Officer
(615) 443-9869

Media Contact: Julie K. Davis
Director Corporate Communications
(615) 443-9266

CBRL GROUP ANNOUNCES FINAL RESULTS
OF TENDER OFFER

Lebanon, Tennessee (May 4, 2006) - CBRL Group, Inc. (the “Company”) (Nasdaq:CBRL) announced today that it has accepted for payment an aggregate of 16,750,000 shares of its common stock at a purchase price of $42 per share under its modified "Dutch” auction tender offer, which expired at 12:00 midnight, New York City time on April 27, 2006. These shares represent approximately 35% of the shares outstanding as of April 28, 2006. The Company has been informed by the depositary for the tender offer that the final proration factor for the tender offer is approximately 71%.

Based on the final count by the depositary for the tender offer, approximately 23.5 million shares were properly tendered and not withdrawn at a price of $42 per share. The Company will not exercise its right to increase the number of shares purchased pursuant to the tender offer. The Company also announced that it has drawn approximately $725 million under its previously announced $1.25 billion credit facility in order to pay for the shares accepted in the tender offer and related fees and expenses.

Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will be carried out promptly by the depositary. With completion of the tender offer, the Company now has approximately 30.9 million shares of common stock outstanding.

Any questions with regard to the tender offer may be directed to D.F. King & Co., Inc., the information agent, at (800) 848-2998.

Headquartered in Lebanon, Tennessee, CBRL Group, Inc. presently operates 539 Cracker Barrel Old Country Store restaurants and gift shops located in 41 states and 135 company-operated and 25 franchised Logan’s Roadhouse restaurants in 20 states.

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